Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-239073

August 18, 2020

iStar Inc.

Pricing Term Sheet

$400,000,000 5.500% Senior Notes due 2026

This pricing term sheet is qualified in its entirety by reference to the preliminary prospectus supplement dated August 18, 2020 and the accompanying prospectus (together, the “Preliminary Prospectus”) of iStar Inc. (the “Company”) relating to the securities described therein. The information in this pricing term sheet supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Capitalized terms used and not defined herein have the meanings assigned to them in the Preliminary Prospectus.

Issuer:	iStar Inc.

Title of Security:	5.500% Senior Notes due 2026 (the “Notes”)

Ranking:	Senior unsecured notes

Size:	$400,000,000

Gross proceeds:	$400,000,000

Net proceeds to Issuer (before expenses):	$396,000,000

Maturity:	February 15, 2026

Coupon:	5.500%

Public offering price:	100.000%, plus accrued and unpaid interest from September 1, 2020

Yield to maturity:	5.500%

Spread to Benchmark Treasury:	+ 517 basis points

Benchmark Treasury:	UST 1.625% due February 15, 2026

Ratings (Moody’s/S&P/Fitch)*:	Ba3/BB/BB

Interest Payment Dates:	Semi-annually on February 15 and August 15, commencing February 15, 2021
Record Dates:	February 1 and August 1

Equity Clawback:	Up to 35% at 105.5% prior to August 15, 2022

Optional Redemption:	Make-whole call @ T+50 bps prior to August 15, 2022

	On or after: August 15, 2022 August 15, 2023 August 15, 2024 and thereafter	Price: 102.750% 101.375% 100.000%

Change of Control Triggering Event:	If a Change of Control Triggering Event occurs, each holder will have the right to require that the Company purchase all or a portion of such holder’s Notes at a purchase price equal to 101% of the principal amount of such notes plus accrued and unpaid interest to, but excluding, the date of repurchase.

Trade Date:	August 18, 2020

Settlement Date**:	T+10; September 1, 2020

Distribution:	SEC registered

CUSIP:	45031U CJ8

ISIN:	US45031UCJ88

Denominations/Multiple:	$2,000 x $1,000

Joint Bookrunners:	BofA Securities, Inc.
J.P. Morgan Securities LLC
Barclays Capital Inc.
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC

Co-Managers:	Raymond James & Associates, Inc.
Citigroup Global Markets Inc.
Mizuho Securities USA LLC

Use of Proceeds***:	The Company will use the net proceeds from the offering, together with cash on hand, to redeem the $400.0 million aggregate principal amount outstanding of the Company's 5.25% Senior Notes due 2022 and to pay related premiums, fees and expenses.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** It is expected that delivery of the Notes will be made against payment therefor on or about September 1, 2020, which is the 10th business day following the date hereof (this settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day preceding the delivery date of the Notes will be required, by virtue of the fact that the Notes will initially settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day preceding the delivery date of the Notes should consult their own advisors.

*** The redemption of the 5.25% Senior Notes due 2022 will be made solely pursuant to a redemption notice delivered pursuant to the applicable indenture, and nothing contained in this pricing term sheet constitutes a notice of redemption of the 5.25% Senior Notes due 2022.

The Company has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling or e-mailing:

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BofA Securities, Inc.	1-800-294-1322 (toll free) dg.prospectus_requests@bofa.com

J.P. Morgan Securities LLC	1-800-245-8812 (toll free) hy_syndicate@restricted.chase.com

Barclays Capital Inc.	1-888-603-5847 (toll free) barclaysprospectus@broadridge.com

Morgan Stanley & Co. LLC	1-866-718-1649 (toll free) prospectus@morganstanley.com

Goldman Sachs & Co. LLC	1-866-471-2526 (toll free) Prospectus-NY@ny.email.gs.com

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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